EXHIBIT 99.2 – PRESS RELEASE

Nokomis Capital Makes Statement on DSP Group Proxy

DALLAS, May 14, 2012 /PR Newswire/— After carefully reading the competing definitive proxy statements issued by DSP Group, Inc. on April 22nd, 2013 and Starboard Value and Opportunity Master Fund Ltd. on April 23rd 2013, Nokomis Capital, L.L.C. (“Nokomis Capital”) has determined it will support the Starboard slate and return the WHITE proxy card. Nokomis Capital believes electing the Starboard-nominated directors is in the best long-term interests of shareholders and will be voting all shares under its control accordingly. Nokomis Capital, through the accounts of certain private funds and managed accounts, holds approximately 6.3% of DSP Group, Inc.’s outstanding shares.

About Nokomis Capital, L.L.C.:

Nokomis Capital, L.L.C. is an institutional investment manager based in Dallas, TX.

Media Contact:

Suvarna Kutty

Chief Financial and Chief Compliance Officer

972-590-4100